SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D*
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Sotera Defense Solutions, Inc. (f/k/a Global Defense Technology & Systems, Inc.)
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

37950B107
(CUSIP Number)

Hudson Bay Capital Management, L.P.
120 Broadway, 40th Floor
New York, NY 10271
Attention: Scott Black, Esq.

(212) 571-1244
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37950B107	SCHEDULE 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Hudson Bay Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 199,894 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 199,894 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 199,894 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.2%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 37950B107	SCHEDULE 13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Hudson Bay Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 199,894 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 199,894 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 199,894 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.2%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 37950B107	SCHEDULE 13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Sander Gerber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 199,894 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 199,894 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 199,894 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.2%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 37950B107	SCHEDULE 13D	Page 5 of 12 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the "Shares"), of Sotera Defense Solutions, Inc. (f/k/a Global Defense Technology & Systems, Inc.), a Delaware corporation (the "Company"). The Company's principal executive offices are located at 1501 Farm Credit Drive, Suite 2300, McLean, Virginia, 22102-5011.

Item 2.	IDENTITY AND BACKGROUND.

(a)           This Schedule 13D is filed by

(i)	Hudson Bay Master Fund Ltd., a Cayman Islands exempted company ("Hudson Bay Fund"), with respect to the Shares directly held by it;
(ii)	Hudson Bay Capital Management, L.P. , a Delaware limited partnership (the "Investment Manager"), with respect to the Shares directly held by Hudson Bay Fund; and
(iii)	Mr. Sander Gerber ("Mr. Gerber") with respect to the Shares directly held by Hudson Bay Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The Investment Manager, which serves as the investment manager to Hudson Bay Master Fund Ltd., may be deemed to be the beneficial owner of all of the Shares held by Hudson Bay Master Fund Ltd.  Mr. Gerber serves as the managing member of Hudson Bay Capital GP LLC, the general partner of the Investment Manager.  Each of Hudson Bay Master Fund Ltd. and Mr. Gerber disclaims beneficial ownership of these securities.  Hudson Bay Fund is named as a Reporting Person herein solely to report the securities held in its name.

(b)           The address of the principal business office of Hudson Bay Master Fund Ltd. is Walkers SPV Limited, Walker House, PO Box 908GT, Mary Street, Georgetown, Grand Cayman, Cayman Islands.  The address of the business office of each of the Investment Manager and Mr. Gerber is 120 Broadway, 40th Floor, New York, NY 10271.

(c)           The principal business of: (i) Hudson Bay Fund is to serve as a private investment company, (ii) the Investment Manager is to serve as investment manager to private investment funds and managed accounts, including Hudson Bay Fund, and to make investment decisions on behalf of these private investment funds and managed accounts, and (iii) Mr. Gerber, an individual, is to serve as Chief Executive Officer and Chief Investment Officer of the Investment Manager.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 37950B107	SCHEDULE 13D	Page 6 of 12 Pages

(f)           Hudson Bay Fund is an exempted company organized under the laws of the Cayman Islands.  The Investment Manager is a limited partnership organized under the laws of the State of Delaware.  Mr. Gerber is a United States citizen.

The Reporting Persons have executed a Joint Acquisition Statement, dated April 6, 2011, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Funds for the purchase of the Shares by Hudson Bay Fund reported herein were derived from general working capital and margin account borrowings made in the ordinary course of business.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.  A total of approximately $4,836,627.60 was paid to acquire the Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Company.  The Reporting Persons acquired the Shares pursuant to investment strategies, including merger arbitrage and event driven strategies, because they believed that the Shares reported herein, when purchased, represented an attractive investment opportunity.  As disclosed in the Current Report on Form 8-K filed by the Company on March 3, 2011 on March 2, 2011 the Company entered into an Agreement and Plan of Merger with Sentinel Acquisition Corporation (the “Purchaser”) and Sentinel Acquisition Holdings Inc., pursuant to which the Purchaser commenced a cash tender offer (the “Offer”) for all of the outstanding Shares, on the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 7, 2011. The Offer expired at 11:59 p.m., New York City time, on Friday, April 1, 2011. Prior to the expiration of the Offer, the Reporting Persons validly tendered 240,000 Shares held by Hudson Bay Fund.  As a result, under the interpretations of the Securities and Exchange Commission, the acquisition of the Shares reported herein is being reported on Schedule 13D.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares reported herein.  The Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 37950B107	SCHEDULE 13D	Page 7 of 12 Pages

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

A.	Hudson Bay Master Fund Ltd.

(a)	As of the date hereof, Hudson Bay Fund may be deemed the beneficial owner of 199,894 Shares.

Percentage: Approximately 2.2% as of the date hereof.  On the date of event which requires the filing of this Schedule 13D Hudson Bay Fund may have been deemed to be the beneficial owner of more than five percent of the Shares.  The percentages used herein and in the rest of the Schedule 13D are calculated based upon 9,243,812 Shares outstanding, which reflects the number of Shares outstanding, as of March 1, 2011, as reported in the Company's Annual Report on Form 10-K filed on March 11, 2011.

(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 199,894 Shares
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 199,894 Shares

(c)	The transactions in the Shares within the last sixty days by Hudson Bay Fund are disclosed in Item 4 and Schedule B, and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	April 4, 2011.

B.	Hudson Bay Capital Management, L.P.

(a)	As of the date hereof, the Investment Manager, (i) as the investment manager of Hudson Bay Fund may be deemed the beneficial owner of the 199,894 Shares held by Hudson Bay Fund.

Percentage: Approximately 2.2% as of the date hereof.  On the date of event which requires the filing of this Schedule 13D the Investment Manager may have been deemed to be the beneficial owner of more than five percent of the Shares.

(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 199,894 Shares
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 199,894 Shares

(c)	See Item 4 and Schedule B.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	April 4, 2011.

CUSIP No. 37950B107	SCHEDULE 13D	Page 8 of 12 Pages

C.	Mr. Sander Gerber

(a)
As of the date hereof, Mr. Gerber, (i) as the managing member of Hudson Bay Capital GP LLC, the general partner of the Investment Manger, may be deemed the beneficial owner of the 199,894 Shares held by Hudson Bay Fund.

Percentage: Approximately 2.2% as of the date hereof.  On the date of event which requires the filing of this Schedule 13D Mr. Gerber may have been deemed to be the beneficial owner of more than five percent of the Shares.

(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 199,894 Shares
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 199,894 Shares

(c)	See Item 4 and Schedule B.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	April 4, 2011.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Joint Acquisition Statement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Joint Acquisition Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 37950B107	SCHEDULE 13D	Page 9 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 6, 2011	HUDSON BAY CAPITAL MANAGEMENT, L.P.

	By:	/s/ Sander Gerber
	Name:	Sander Gerber
	Title:	Authorized Signatory

HUDSON BAY MASTER FUND LTD

	By:	Hudson Bay Capital Management, L.P. Investment Manager

	By:	/s/ Sander Gerber
	Name:	Sander Gerber
	Title:	Authorized Signatory

/s/ Sander Gerber
Sander Gerber

CUSIP No. 37950B107	SCHEDULE 13D	Page 10 of 12 Pages

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the “Instruction C Persons”).  To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

REPORTING PERSON:  HUDSON BAY MASTER FUND LTD.

Mr. Gerber serves as a director of Hudson Bay Fund.  His business address is 120 Broadway, 40th Floor, New York, NY 10271. His principal occupation is serving as Chief Executive Officer and Chief Investment Officer of the Investment Manager.  He is a citizen of the United States.

Philip Dickie serves as a director of Hudson Bay Fund.  His business address is Windward 1, Regatta Office Park, PO Box 897, Grand Cayman KY1-1103, Cayman Islands. His principal occupation is serving as a Partner of Rawlinson & Hunter and a Director of The Harbour Trust Co. Ltd.  He is a citizen of Canada.

Alan Milgate serves as a director of Hudson Bay Fund.  His business address is Windward 1, Regatta Office Park, PO Box 897, Grand Cayman KY1-1103, Cayman Islands. His principal occupation is serving as Senior Vice President of Rawlinson & Hunter and a Director of The Harbour Trust Co. Ltd.  He is a citizen of Canada.

REPORTING PERSON:  HUDSON BAY CAPITAL MANAGEMENT, L.P.

Hudson Bay Capital GP LLC serves as the general partner of the Investment Manager.  The address of Hudson Bay Capital GP LLC is 120 Broadway, 40th Floor, New York, NY 10271.  The principal business of Hudson Bay Capital GP LLC is to serve as the general partner of the Investment Manger.  Hudson Bay Capital GP LLC is a limited liability company organized under the laws of the State of Delaware.  Mr. Gerber is the managing member of Hudson Bay Capital GP LLC.

CUSIP No. 37950B107	SCHEDULE 13D	Page 11 of 12 Pages

Schedule B

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person during the past sixty days.  All transactions were effectuated in the open market through a broker.  The amounts reported in the “Weighted Average Price” column in the table below reflect a weighted average price for the Shares purchased or sold.  The Shares were purchased or sold, as applicable, in multiple transactions, each at a price within the range of prices set forth in the “Range of Prices” column in the table below.  The Reporting Persons shall undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased or sold, as applicable, within the range of prices set forth in the table below.

HUDSON BAY MASTER FUND LTD.

Trade Date	Shared Purchased (Sold)	Weighted Average Price ($)*	Range of Prices ($)*

3/3/2011	189,846	24.1973	24.15 - 24.25
3/3/2011	54,230	24.2137	24.21 - 24.25
3/4/2011	82,620	24.1667	24.15 - 24.2
3/7/2011	3,100	24.17	24.17 - 24.17
3/8/2011	10,400	24.2188	24.18 - 24.22
3/10/2011	(1,936)	24.28	24.28 - 24.28
3/10/2011	10,000	24.1988	24.19 - 24.2
3/11/2011	14,300	24.2184	24.21 - 24.22
3/14/2011	(100)	24.28	24.28 - 24.28
3/14/2011	350	24.22	24.22 - 24.22
3/15/2011	699	24.18	24.18 - 24.18
3/16/2011	3,100	24.21	24.21 - 24.21
3/17/2011	1,089	24.19	24.19 - 24.19
3/18/2011	10,000	24.2086	24.2 - 24.21
3/21/2011	8,200	24.1855	24.18 - 24.19
3/23/2011	15,350	24.1998	24.19 - 24.2
3/24/2011	40,000	24.2025	24.2 - 24.21
3/25/2011	10,000	24.1948	24.19 - 24.2
3/28/2011	11,600	24.1898	24.18 - 24.19
3/28/2011	2,448	24.19	24.19 - 24.19
3/29/2011	14,800	24.1842	24.17 - 24.19
3/30/2011	(700)	24.27	24.27 - 24.27
4/4/2011	(39,502)	24.2754	24.26 - 24.29

*           Excluding commissions.

CUSIP No. 37950B107	SCHEDULE 13D	Page 12 of 12 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: April 6, 2011	HUDSON BAY CAPITAL MANAGEMENT, L.P.

	By:	/s/ Sander Gerber
	Name:	Sander Gerber
	Title:	Authorized Signatory

HUDSON BAY MASTER FUND LTD

	By:	Hudson Bay Capital Management, L.P. Investment Manager

	By:	/s/ Sander Gerber
	Name:	Sander Gerber
	Title:	Authorized Signatory

/s/ Sander Gerber
Sander Gerber